Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Prospectus Supplement and in the Registration Statement No. 333-128920 on Form S-3 of our report dated June 22, 2006 (December 18, 2006 as to the effects of the restatement discussed in Note 48 and December 18, 2006 as to the restatement discussed in Note 40), relating to the consolidated financial statements of National Westminster Bank Plc (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the nature and effect of differences between International Financial Reporting Standards and accounting principles generally accepted in the United States of America), appearing in National Westminster Bank Plc’s Report on Form 6-K, filed with the SEC on December 18, 2006.

We also consent to the reference to us under the heading “Experts” in such Prospectus Supplement.

/s/ Deloitte & Touche LLP

7 March 2007